SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December 2007

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                     RYANAIR WINS LONDON HIGH COURT ACTION

            "DAA AND SRT FOUND TO HAVE COLLABORATED AGAINST RYANAIR"

Ryanair, Ireland's largest airline today (Dec 20) in the High Court in London won the case for an injunction against SRT (SR Technics) to prevent them (and the DAA) attempting to force Ryanair to vacate Hangar 1; as well as an order for specific performance against SRT which must use its best endeavours to obtain a 15 year licence to allow Ryanair to use Hangar 1 on such terms as the DAA may reasonably consent.

Today's judgment by the Honourable Mr Justice Gray, was critical of both SRT and the DAA for their behaviour. Amongst other findings in his judgment, Mr Justice Gray found:

   ."SRT has failed lamentably to comply with its disclosure obligations".
   ."I am doubtful even now if all relevant Board meetings have been disclosed (by SRT)".
   ."I am in no doubt at all that SRT was in persistent and clear breach of its obligations in relation to obtaining consent from the DAA to a licence in favour of Ryanair".
   ."Attempts made in the course of the trial to elicit documents from the
    DAA achieved nothing".
   ."I reject the evidence of Mr Murphy (DAA).
   ."Mr Collier, Chief Executive of the DAA unhelpfully replied that it would not be appropriate for the DAA to discuss commercial discussions it might or might not be having with third parties. This reply typifies the attitude of the DAA to requests for documentary assistance in connection with this matter".
   ."The note of the meeting which took place between SRT and representatives of the DAA on 10 July 2007 reveals that the proposal at that stage was that the DAA would pay SRT EUR5m for relinquishing possession of Hangars 1 and 2. The likely tenant at Hangar 1 was to be Aer Lingus. The concluding reference in that note is indicative of the collaboration which by then existed between the DAA and SRT".
   ."Nor do I accept that Irish Landlord and Tenant Legislation in reality prevented the DAA from granting a lease of over 5 years duration".
   ."Damages would not in my view constitute an adequate remedy in the circumstances which obtain here".

Welcoming today's High Court Judgement in favour of Ryanair, Chief Executive, Michael O'Leary said:

    "We welcome both the findings and the decision of Mr Justice Gray to require SRT to honour its agreement to provide Ryanair with a 15 year licence to use Hangar 1 at Dublin Airport.

    "It is disappointing that Ryanair was forced by the actions of both SRT and the DAA to pursue this matter through the High Courts in London. We share Mr Justice Gray's concern that neither SRT nor the DAA gave full disclosure of their records and documents to the High Court, but even the limited disclosure which was provided, conclusively reveals that the DAA was collaborating with SRT to throw Ryanair out of Hangar 1 so that the DAA could pay SRT EUR5m to regain possession of it, and then lease it to Aer Lingus. The fact that Executives of SRT and the DAA have been found to have obstructed the Court, and their evidence was rejected, is indicative of the low standards of honesty and probity that apply to both companies.

    "The fact that the DAA monopoly has been found to have collaborated with SRT, to force Ryanair out of Hangar 1, so that the DAA could lease the facility instead to Aer Lingus is I believe indicative of the way that the DAA monopoly repeatedly abuses its monopoly power here at Dublin Airport.

    "Ryanair will now consider the detailed judgement of Mr Justice Gray with our lawyers. We will be writing to the Minister for Transport and Mr Gary McGann, the Chairman of the DAA monopoly, asking that appropriate disciplinary measures up to and including dismissal should now be considered in the case of Mr Collier, the DAA's Chief Executive, Mr McGowan, the DAA's Property Manager and any other executives of the DAA who refused to cooperate fully with the High Court in London and who engaged in this "collaboration" with SRT against its largest customer, Ryanair."

    "I never cease to be amazed by the extent to which the Department of Transport, the DAA monopoly and Aer Lingus are prepared to "collaborate" in their attempts to protect and assist each other, while doing their utmost to disadvantage Ryanair, Ireland's largest and favourite airline"


Ends.                                    20th December, 2007


For further information please contact:

Peter Sherrard                           Pauline McAlester
Ryanair                                  Murray Consultants
Tel. +353-1-8121212                      Tel. +353-1-4980300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  20 December 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director